UJI TIME CAFE CROUP

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11001 Business Checking 1957	102,606.40
11002 Business Saving	2,002.01
11003 Cash on hand	4,700.00
Total Bank Accounts	**$109,308.41**
Other Current Assets	
13001 Prepayment	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$109,308.41**
Fixed Assets	
15101 Furniture and Fixture	32,206.00
Furniture Acc.Depre.	-27,868.00
Total 15101 Furniture and Fixture	**4,338.00**
15102 Machinery & Equipment	166,032.24
Equip.Accumulated Depletion	-138,193.00
Total 15102 Machinery & Equipment	**27,839.24**
15103 Leasehold Improvements	184,355.74
Leasehold Acc.Depre.	-154,114.00
Total 15103 Leasehold Improvements	**30,241.74**
15104 Vehicles	59,788.60
Vehicles Acc. Depre.	-31,372.00
Total 15104 Vehicles	**28,416.60**
15200 Intangible Assets	21,000.00
Total Fixed Assets	**$111,835.58**
Other Assets	
15201 Goodwill	30,000.00
15202 Accumulated Amortization of Other Assets	-9,350.00
16000 Security Deposits	24,996.67
Total Other Assets	**$45,646.67**
TOTAL ASSETS	**$266,790.66**

UJI TIME CAFE CROUP

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	34,463.24
Total Accounts Payable	**$34,463.24**
Credit Cards	
21001 Sharon Chase Credit Card	5,474.42
21003 Doug Chase Credit Card	711.03
Douglas Sharon sub-account	0.00
Joe Sharon sub credit card	3,635.34
Total 21001 Sharon Chase Credit Card	**9,820.79**
21002 John Credit Card 3050	8,554.40
21005 Benson AE credit card	3,388.67
Total Credit Cards	**$21,763.86**
Other Current Liabilities	
20001 Payroll Clearing	0.00
20003 Employee Tips Payable	0.00
20004 Sales Tax Payable	393.68
Total Other Current Liabilities	**$393.68**
Total Current Liabilities	**$56,620.78**
Long-Term Liabilities	
20005 Loan from shareholders	12,300.00
22002 Other Long Term Liabilities	48,426.51
Total Long-Term Liabilities	**$60,726.51**
Total Liabilities	**$117,347.29**
Equity	
30000 Opening Balance Equity	0.00
30002 Owner's Distribution	0.00
300021 Owner's Distribution - Sharon	-14,550.00
300022 Owner's Distribution - Benson	-12,050.00
300023 Owner's Distribution - John	-14,550.00
300024 Owner's Distribution - Douglas	-72,965.00
Total 30002 Owner's Distribution	**-114,115.00**
30004 Treasury Stock	-42,331.00
32000 Undistributed Retained Earnings	231,507.15
Net Income	74,382.22
Total Equity	**$149,443.37**
TOTAL LIABILITIES AND EQUITY	**$266,790.66**